Mail Stop 3561

April 17, 2006

By Facsimile and U.S. Mail

Mr. John F. Metcalfe
President and Chief Financial Officer
Holmes Herbs, Inc.
4400 North Scottsdale Rd.
#9-197
Scottsdale, AZ 85251

> **Re: Holmes Herbs, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2004**
> **Filed March 23, 2006**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **Filed December 2, 2005**
> **File No. 0-31129**

Dear Mr. Metcalfe:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief